Via Facsimile and U.S. Mail
Mail Stop 6010

August 24, 2007

Mr. Leonard Kruimer
Chief Financial Officer
Crucell N.V.
Archimedesweg 4-6, 2333 CN Leiden
The Netherlands

> **Re: Crucell N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed June 13, 2007**
> **File No. 000-30962**

Dear Mr. Kruimer:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F filed June 13, 2007

Item 5. Operating and Financial Review and Prospects, page 61
Critical accounting policies, page 62
Revenue recognition, page 63
Product sales, page 63

1.   We acknowledge your revenue recognition policy with respect to product sales as noted herein and within Note 2.1 to your accompanying consolidated financial statements. We believe that your disclosure related to estimates of items that reduce your gross revenue, which you designate as "discounts" and "rebates,"

could be defined and improved. Please provide us with the information that follows in a disclosure-type format.

a)   Describe the type and amount of each item that reduces your gross product revenue for the period ended December 31, 2006. Additionally, please outline the effect that could result from using other reasonably likely assumptions than those upon which you currently rely in determining each estimate. For example, please disclose a range of reasonably likely amounts or another type of sensitivity analysis.

b)   Expand your disclosure of the factors that you consider in estimating each item that reduces your gross product revenue. Specifically, please address how you consider factors other than historical trends; for example, levels of inventory in your distribution channels; estimated remaining product shelf lives; price changes from competitors; and introductions of new products.

c)   To the extent that the information you consider in b) is quantifiable, disclose both quantitative and qualitative factors and discuss the extent of availability and your use of information from external sources; for example, end-customer demand data compared to inventory levels. In discussing your estimate of product returns, consider disclosing (as applicable), preferably by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period, if any.

d)   If applicable, discuss any shipments made as a result of incentives and/or in excess of your customers' inventory levels in the ordinary course of business, in particular as they pertain to your rebate reserves and accruals and any wholesaler incentives, which are inherently affected by the underlying product sales volumes and growth. Please also discuss your revenue recognition policy for such shipments.

e)   Provide roll-forward information, as follows, separately for discounts, rebates, product returns and any other significant revenue dilution estimates as of and for the financial statement periods presented:
   • beginning balance;
   • the current provision related to sales made in the current period;
   • the current provision related to sales made in prior periods;
   • actual returns or credits in the current period related to sales made in the current period;
   • actual returns or credits in the current period related to sales made in prior periods, and
   • ending balance.

License revenues, page 64

2.   Please provide us with additional information, in a disclosure-type format, regarding how you assess that you have "achieved" a milestone under your various license arrangements. That is, as it appears that you recognize the entire amount of each milestone upon receipt; please tell us what criteria you consider in determining that you have substantively achieved each milestone and whether you take into consideration your obligation to perform research and development work over any remaining product development period.

Impairment reviews of property, plant and equipment, intangible assets and goodwill, page 65

3.   Please provide us, in a disclosure-type format, a chronology of events and circumstances that occurred after the Berna Biotech acquisition to cause you to abandon the two buildings acquired in the acquisition that resulted in a 19,568,000 Euro impairment loss.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Leonard Kruimer
Crucell N.V.
August 24, 2007
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Bruckner, Senior Staff Accountant, at (202) 551-3657 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant